Exhibit 99.2

CONDSENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2012

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(Expressed in US dollars) - Unaudited

		Three months	Three months
		ended	ended
		March 31,	March 31,
	Note	2012	2011

Metal revenues		$35,688,172	$25,232,953

Cost of sales	4	18,163,785	11,177,760

Gross profit		17,524,387	14,055,193

Corporate and administrative expenses	4	4,841,411	4,419,418

Profit from operations		12,682,976	9,635,775

Other income, net		66,225	2,966
Finance expense	4	(755,677)	(1,675,122)
Gain on warrant liability		-	271,146
Foreign exchange (loss) gain		(568,962)	167,611
Profit before income tax		11,424,562	8,402,376

Income tax expense
Current income tax		5,811,440	932,602
Deferred income tax		812,852	2,993,483
		6,624,292	3,926,085

Earnings and comprehensive income for the period		$4,800,270	$4,476,291

Weighted average shares outstanding:
Basic	9	141,449,753	136,816,138
Diluted	9	144,027,250	140,811,806

Earnings per share:
Basic	9	$0.03	$0.03
Diluted	9	$0.03	$0.03

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in US dollars) - Unaudited

		Three months	Three months
		ended	ended
		March 31,	March 31,
	Note	2012	2011

OPERATING ACTIVITIES
Profit before income tax		$11,424,562	$8,402,376
Items not affecting cash:
Depletion and depreciation	4	2,047,269	1,866,559
Finance expense	4	755,677	1,675,122
Gain on warrant liability		-	(271,146)
Share-based payments	8b)	2,391,257	-
Foreign exchange loss		568,962	226,007
Asset write-down		395,000	1,355,712
Finance expense paid		(537,928)	-
Income tax paid		(45,973)	-
Changes in non-cash working capital items:
Trade and other receivables		1,100,222	2,861,471
Inventories and stockpile		(3,879,991)	(3,625,232)
Advances and prepaid expenses		19,091	659,567
Trade payables and accrued liabilities		(2,944,621)	2,392,703
Cash flows provided by operating activities		11,293,527	15,543,139

INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment	6	(4,459,689)	(7,961,487)
Restricted cash		-	(5,951)
Other		-	(6,137)
Cash flows used in investing activities		(4,459,689)	(7,973,575)

FINANCING ACTIVITIES
Repayment of long-term debt		-	(6,685,149)
Issuance of shares on exercise of share options	8	1,583,472	132,156
Cash flows provided by (used in) financing activities		1,583,472	(6,552,993)

Effects of exchange rate changes on the balance of cash held in foreign currencies		150,167	2,343

Increase in cash		8,567,477	1,018,914
Cash, beginning of period		9,865,007	4,620,945
Cash, end of period		$18,432,484	$5,639,859

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in US dollars) - Unaudited

		March 31,	December 31,
	Note	2012	2011

ASSETS
Current
Cash		$18,432,484	$9,865,007
Trade and other receivables		7,577,402	8,253,803
Inventories	5	30,857,290	29,182,801
Advances and prepaid expenses		2,740,852	2,759,943
Total current assets		59,608,028	50,061,554

Mineral properties, plant and equipment	6	109,787,521	107,677,591
Non-current unprocessed ore stockpile	5	6,065,431	4,480,769
Total assets		$175,460,980	$162,219,914

LIABILITIES
Current
Trade payables and accrued liabilities	7	$19,008,061	$15,884,416
Vendor loan		1,725,000	1,725,000
Current portion of long-term debt		17,750,861	17,245,442
Total current liabilities		38,483,922	34,854,858

Deferred tax liabilities		23,375,107	22,562,255
Other long-term liabilities		1,156,228	1,137,704
Provision for site reclamation and closure		2,070,759	2,065,132
Total liabilities		65,086,016	60,619,949

EQUITY
Issued capital	8	85,376,583	82,630,432
Share-based payment reserve		10,397,650	9,169,072
Retained earnings		14,600,731	9,800,461
Total equity		110,374,964	101,599,965
Total liabilities and equity		$175,460,980	$162,219,914

Commitments and contingencies (Note 10)

Approved by the Directors
“Bruce Bragagnolo”	Director	“Eugene Hodgson”	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in US dollars) - Unaudited

	Number of		Share-based	Retained
	common		payment	earnings
	shares	Issued capital	reserve	(deficit)	Total equity
Balance at January 1, 2012	140,291,127	$82,630,432	$9,169,072	$9,800,461	$101,599,965
Earnings for the period	-	-	-	4,800,270	4,800,270
Share-based payments	-	-	2,391,257	-	2,391,257
Issue of shares on exercise of share options	1,440,000	1,583,472	-	-	1,583,472
Reclassification of grant date fair value on exercise of share options	-	1,162,679	(1,162,679)	-	-
Balance at March 31, 2012	141,731,127	85,376,583	10,397,650	14,600,731	$110,374,964

Balance at January 1, 2011	136,726,694	74,867,926	4,220,711	(14,121,442)	64,967,195
Earnings for the period	-	-	-	4,476,291	4,476,291
Issue of shares on exercise of share options	237,500	132,156	-	-	132,156
Reclassification of grant date fair value on exercise of share options	-	214,642	(214,642)	-	-
Balance at March 31, 2011	136,964,194	$75,214,724	$4,006,069	$(9,645,151)	$69,575,642

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2012
(Expressed in US dollars) - Unaudited

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (“the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V and Molimentales del Noroeste, S.A. de C.V. (“MdN”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine which was placed into commercial production on April 1, 2010. The Company is listed for trading on the Toronto Stock Exchange under the symbol TMM and the New York Stock Exchange AMEX under the symbol TGD. The registered office of the Company is located at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

2.	BASIS OF PREPARATION

a)	Change of year-end

In December, 2011, the Company changed its fiscal year-end from March 31 to December 31 in order to coincide with the financial reporting periods of other precious metal producing companies. As a result of this change, these unaudited condensed interim consolidated financial statements (“interim financial statements”) include prior year opening balances as at April 1, 2011 while the current year opening balances are as at January 1, 2012. The comparative quarter is the three months ended March 31, 2011, which was the fourth quarter of the year ended March 31, 2011.

b)	Statement of compliance

These interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). As such, these interim financial statements do not contain all the disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the IASB for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the nine months ended December 31, 2011.

These interim financial statements have been prepared using the same accounting policies and methods of computation as compared to the most recent audited consolidated financial statements for the nine months ended December 31, 2011.

These interim financial statements were approved by the Board of Directors and authorized for issue on May 14, 2012.

c)	Judgements, assumptions and estimates

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in note 2 to the Company’s consolidated financial statements for the nine months ended December 31, 2011. The Company’s interim results are not necessarily indicative of its results for a full year.

d)	Basis of consolidation

These interim financial statements include the accounts of the Company and the subsidiaries. All amounts are presented in United States (“US”) dollars, which is the functional currency of the Company and each of the Company’s subsidiaries, except as otherwise noted. References to C$ are to Canadian dollars. Intercompany transactions and balances between the Company and its subsidiaries are eliminated.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2012
(Expressed in US dollars) - Unaudited

3.	CHANGES IN ACCOUNTING STANDARDS

Accounting standards effective in 2013 and 2015 are disclosed in the Company’s audited consolidated financial statements for the nine months ended December 31, 2011. The Company anticipates that the most significant of these standards are as follows:

Accounting standards effective January 1, 2013

	i.	Consolidation

IFRS 10 - Consolidated Financial Statements, IFRS 11 - Joint Arrangements, IFRS 12 - Disclosure of Interests in Other Entities and amendments to IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates and Joint Ventures, are effective for annual periods beginning on or after January 1, 2013. The suite of five new standards establishes control as the basis for consolidation and provides enhanced disclosure requirements for the Company’s interests in other entities and the effects of those interests on the Company’s consolidated financial statements. The Company does not anticipate the above standards to have a significant impact on the consolidated financial statements.

	ii.	Stripping costs in the production phase of a surface mine

IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Accounting standards effective January 1, 2015

	i.	Financial instruments

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 - Financial Instruments. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

4.	EXPENSES

Cost of sales for the three months ended March 31, 2012 and 2011 are as follows:

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2012	2011
Costs of mining	$10,225,825	$11,732,461
Crushing and gold recovery costs	5,656,937	3,977,064
Mine site administration costs	1,326,482	769,900
Deferred stripping	182,025	(3,575,153)
Transport and refining	22,631	83,832
Depreciation and depletion	2,047,269	1,866,559
Net change in inventories	(1,297,384)	(3,676,903)
Cost of sales	$18,163,785	$11,177,760

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2012
(Expressed in US dollars) - Unaudited

4.	EXPENSES (Continued)

Corporate and administrative expenses for the three months ended March 31, 2012 and 2011 are as follows:

		Three months	Three months
		ended	ended
		March 31,	March 31,
	Note	2012	2011
Salaries		$611,187	$126,191
Consulting and professional fees		646,386	871,645
Investor relations		117,603	207,333
Share-based payments	8b)	2,391,257	-
Travel		232,075	63,617
Insurance		90,962	47,714
Rent		85,569	23,516
Asset write-down	6	395,000	1,355,712
Acquisition costs		-	1,637,745
Other		271,372	85,945
Corporate and administrative expenses		$4,841,411	$4,419,418

During the three months ended March 31, 2011, $1,637,745 was incurred in legal and professional fees relating to the attempted acquisition of a gold company. The acquisition was not completed and as a result these costs have been expensed.

Finance expense for the three months ended March 31, 2012 and 2011 are as follows:

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2012	2011
Loss on embedded derivative	$-	$225,023
Interest on long-term debt	538,026	-
Accretion of long-term debt	196,055	1,407,977
Accretion of provision for site reclamation and closure and other long-term liabilities	21,596	42,122
Finance expense	$755,677	$1,675,122

5.	INVENTORIES

	March 31,	December 31,
	2012	2011
Ore in process	$23,618,607	$23,174,226
Finished metal inventory	217,553	-
Supplies	7,021,130	6,008,575
Unprocessed ore stockpile	6,065,431	4,480,769
	36,922,721	33,663,570
Less: non-current unprocessed ore stockpile	(6,065,431)	(4,480,769)
	$30,857,290	$29,182,801

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2012
(Expressed in US dollars) - Unaudited

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

				Exploration
	Mineral	Plant and	Deferred	and
	properties	equipment	stripping	evaluation	Total
Cost
At January 1, 2012	$63,881,608	$37,863,895	$21,268,332	$2,363,437	$125,377,272
Expenditures	1,290,616	2,109,557	226,413	712,811	4,339,397
Adjustment	-	-	(408,438)	-	(408,438)
Impairment (Note 6biii)	-	-	-	(395,000)	(395,000)
At March 31, 2012	65,172,224	39,973,452	21,086,307	2,681,248	128,913,231
Accumulated amortization
At January 1, 2012	10,255,852	7,443,829	-	-	17,699,681
Amortization expense	753,476	672,553	-	-	1,426,029
At March 31, 2012	11,009,328	8,116,382	-	-	19,125,710
Carrying amount at March 31, 2012	$54,162,896	$31,857,070	$21,086,307	$2,681,248	$109,787,521

				Exploration
	Mineral	Plant and	Deferred	and
	properties	equipment	stripping	evaluation	Total
Cost
At April 1, 2011	$47,287,665	$30,085,448	$15,237,110	$1,795,195	$94,405,418
Expenditures	16,212,359	7,812,836	6,031,222	568,242	30,624,659
Disposals	-	(34,389)	-	-	(34,389)
Change in reclamation obligation	381,584	-	-	-	381,584
At December 31, 2011	63,881,608	37,863,895	21,268,332	2,363,437	125,377,272
Accumulated amortization
At April 1, 2011	4,150,283	3,052,100	-	-	7,202,383
Amortization expense	6,105,569	4,399,212	-	-	10,504,781
Disposals	-	(7,483)	-	-	(7,483)
At December 31, 2011	10,255,852	7,443,829	-	-	17,699,681
Carrying amount at December 31, 2011	$53,625,756	$30,420,066	$21,268,332	$2,363,437	$107,677,591

a)	Mineral properties

San Francisco Property

The San Francisco Property is located in Santa Ana, Sonora, Mexico. Commercial production began April 1, 2010, although the Company continues to conduct and incur some exploration and development costs which are being capitalized. The San Francisco Property includes the titles to the Timmins and Timmins II concessions and the Timmins III fraction 1 and 2.

Mineral properties include properties which are under exploration and development and are non-depletable, as well as the San Francisco property, which began commercial production on April 1, 2010. The carrying amounts of these two categories of mineral properties are as follows:

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2012
(Expressed in US dollars) - Unaudited

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (Continued)

	March 31,	December 31,
	2012	2011
Non-depletable mineral properties	$6,680,856	$5,807,096
Depletable mineral property (San Francisco Mine)	47,482,040	47,818,660
	$54,162,896	$53,625,756

b)	Exploration and evaluation

The Company is holding and exploring a number of mineral properties in Mexico which are included in exploration and evaluation.

	i.	El Capomo Property

The Company has acquired the mineral rights to four claim blocks by staking the Capomo Property in Nayarit, Mexico.

	ii.	El Picacho Property

On December 11, 2007, the Company entered into an exploration agreement with the option to acquire a 100% interest in the 11 mining properties that comprise the Picacho Project in Sonora, Mexico. The agreement, which was renegotiated in March, 2012, requires the Company to make periodic payments totalling $250,000 up to April, 2014 (previously $1,395,000 due March 31, 2012). The vendor will retain a 1.5% net smelter return interest, which is limited to $1,500,000. The vendor is obligated to sell or transfer to the Company his right to the royalty at any time, upon the Company’s request, for which the Company will pay $500,000 for every half per cent (0.50%), to a maximum of $1,500,000.

The Company has also staked an additional 6,500 hectares surrounding the claims and now controls over 7,200 hectares in the Picacho area.

	iii.	Other properties

In November 23, 2010, the Company entered into a property option agreement to earn an interest in the San Onesimo, Zindy and San Fernando mineral concessions located in the State of Zacatecas, Mexico. To earn its interest, the Company is required to make payments of up to $2,000,000 at various dates up to January, 2015.

On November 24, 2010, the Company entered into a property option agreement to earn an interest in the Quila mineral concession located in the State of Jalisco, Mexico. During the three months ended March 31, 2012, the Company decided not to pursue earning its interest in the Quila concession and has written off the capitalized amount of $395,000. The Company has received title to the Santa Maria del Oro claim in Jalisco, Onesimo claims in Mazapil- Conception del Oro, and the Patricia and Norma concessions in the Municipality of Trincheras, Sonora, Mexico.

During the three months ended March 31, 2011 management determined that they will not proceed with the final option payment on Cocula Property in Jalisco, Mexico and cumulative expenditures totaling $1,355,712 were written off.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2012
(Expressed in US dollars) - Unaudited

7.	TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31,	December 31,
	2012	2011
Trade payables	$8,994,504	$11,631,751
Income taxes payable	9,552,067	3,932,113
Accrued liabilities	344,053	272,671
Other	117,437	47,881
	$19,008,061	$15,884,416

8.	EQUITY

	a)	Authorized share capital

Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments.

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

At March 31, 2012, there were 141,731,127 issued and outstanding shares (December 31, 2011 - 140,291,127).

	b)	Share options

The Company has an incentive share option plan in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The Company at no time may have more than 10% of the outstanding issued common shares reserved for incentive share options granted to any one individual.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest over periods up to two years.

Share option transactions and the number of share options outstanding are summarized as follows:

	Three months ended		Three months ended
	March 31, 2012		March 31, 2011
		Weighted		Weighted
	Number of	average	Number of	average
	share	exercise price	share	exercise price
	options	(C$)	options	(C$)
Outstanding, beginning of period	8,850,000	1.60	6,112,500	0.79
Granted	3,500,000	2.56	-	-
Exercised	(1,440,000)	1.11	(237,500)	1.00
Outstanding, end of period	10,910,000	1.97	5,875,000	0.78
Exercisable, end of period	6,422,500	1.57	5,875,000	0.78

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2012
(Expressed in US dollars) - Unaudited

8.	EQUITY (Continued)

Share options outstanding and exercisable at March 31, 2012 are as follows:

		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
Exercise	Number of	exercise	remaining life	Number of	exercise	remaining life
price range	options	price	of options	options	price	of options
(C$)	outstanding	(C$)	(years)	exercisable	(C$)	(years)
0.70 - 1.00	3,660,000	0.87	1.56	3,660,000	0.87	1.56
2.35 - 2.75	7,250,000	2.53	4.43	2,762,500	2.49	4.05
	10,910,000	1.97	3.47	6,422,500	1.57	2.63

The weighted average share price at the date of exercise for share options exercised during the three months ended March 31, 2012 was C$2.37 (three months ended March 31, 2011 - C$2.37) . The fair value of share options recognized as an expense during the three months ended March 31, 2012 was $2,391,257 (three months ended March 31, 2011 - $nil). For the 3,500,000 share options granted during the three months ended March 31, 2012, the weighted average grant date fair value per option was $1.54 (C$1.54) (no share options were granted during the three months ended March 31, 2011).

The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the three months ended March 31, 2012 (no share options were granted during the three months ended March 31, 2011):

Three months ended
March 31, 2012
Risk-free interest rate	1.09%
Expected life of options	3.32 years
Annualized volatility	77.39%
Dividend rate	0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. The expected life of share options granted represents the period of time that share options granted are expected to be outstanding. Expected volatilities are based on historical volatility of the Company’s shares listed on the Toronto Stock Exchange. The expected forfeiture rate represents the expectation of forfeitures occurring within the vesting period.

9.	EARNINGS PER SHARE

	Three months ended March 31, 2012			Three months ended March 31, 2011
		Weighted			Weighted
		average			average
	Earnings for	shares	Earnings	Earnings for	shares	Earnings
	the period	outstanding	per share	the period	outstanding	per share
Basic EPS	$4,800,270	141,449,753	$0.03	$4,476,291	136,816,138	$0.03
Effect of dilutive securities:
Share options	-	2,577,497	-	-	3,995,668	-
Diluted EPS	$4,800,270	144,027,250	$0.03	$4,476,291	140,811,806	$0.03

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2012
(Expressed in US dollars) - Unaudited

10.	COMMITMENTS AND CONTINGENCIES

The Company has certain operating commitments which require future minimum payments over the following time periods:

		Less than			Greater than
	Total	1 year	1 - 3 years	3 - 5 years	5 years
Future operating commitments	$30,550,806	$25,683,919	$4,866,887	$-	$-

The future operating commitments of the Company are significantly due to the mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The Peal contract covers substantially all mining services at a cost of $1.64 (plus VAT) per tonne of material mined. As the total tonnes mined during the three months ended March 31, 2012 were 5.9 million, this mining service contract is the most significant component of the Company’s commitments.

The Peal commitment is based on the forecasted minimum tonnage to be mined until the end of the mining contract, and would be significantly less in the event that mining activities at the Mine ceased. Another significant component of the future operating commitments of the Company is the mineral property obligations with regards to payments going to El Picacho and San Onesimo exploration properties at various dates until January, 2015.

11.	SEGMENTED INFORMATION

The Company has determined that it operates through one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in two geographical areas, Canada and Mexico.

Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver, the primary two minerals, as separate reportable segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

At March 31, 2012, all of the Company’s operating and capital assets are located in Mexico except for $1,465,499 (December 31, 2011 - $1,070,143) of cash and other current assets which are held in Canada.

During the three months ended March 31, 2012, the Company had sales agreements with two major customers based in the United States which constitute 100% of metal revenues; 96% to customer A and 4% to customer B (three months ended March 31, 2011 - 97% to customer A and 3% to customer B). However, due to the nature of the gold market, the Company is not dependent on any customers to sell the finished goods.